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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



10032826

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-36808

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 09/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION


SEC Mail Processing Section
RECEIVED
DEC 10 2010
Washington, DC
200

NAME OF BROKER-DEALER:
E. H. SMITH JACOBS & CO., INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
30 BROAD STREET, 20TH FLOOR
(No. and Street)

NEW YORK	**NY**	**10004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FREDRIC R. OBSBAUM **(212) 509-7800**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLC
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, **MARIE-REGINA FORBES**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **E. H. SMITH JACOBS & CO. INC.**, as of **SEPTEMBER 30, 2010**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title

BARRY S. BERGER
Notary Public, State of New York
No. [illegible]724
Qualified in Westchester County
Commission Expires Feb. 28, 20 11



Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule l5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (I) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

E.H. SMITH JACOBS & CO., INC. AND SUBSIDIARY
SEPTEMBER 30, 2010

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENT	
Consolidated statement of financial condition	2
Notes to consolidated statement of financial condition	3 - 8



CITRINCOOPERMAN

Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Stockholders
E.H. Smith Jacobs & Co., Inc.
New York, New York

We have audited the accompanying consolidated statement of financial condition of E.H. Smith Jacobs & Co., Inc. and Subsidiary (the "Company") as of September 30, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to in the first paragraph above presents fairly, in all material respects, the financial position of E.H. Smith Jacobs & Co., Inc. and Subsidiary as of September 30, 2010, in conformity with accounting principles generally accepted in the United States of America.



CERTIFIED PUBLIC ACCOUNTANTS

December 8, 2010

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004 CITRINCOOPERMAN.COM

AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

E.H. SMITH JACOBS & CO., INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2010

ASSETS		
Cash and cash equivalents	$	84,204
Due from clearing brokers		1,021,408
Securities owned, at fair value		21,115
Property and equipment, net of depreciation of $387,463		56,581
Loans and advances receivable		38,800
Other assets		23,778
TOTAL ASSETS	$	1,245,886

LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Securities sold, not yet purchased	$	32,844
Accrued expenses and other liabilities		183,233
Total liabilities		216,077
Commitments and contingencies (Notes 8 and 11)		
Stockholders' equity:		
Common stock, no par value; 300 shares authorized, 210 shares issued and outstanding		2,082,728
Additional paid-in capital		66,740
Accumulated deficit		(881,234)
Stockholders' equity before related receivable		1,268,234
Less: receivable from an affiliate		(238,425)
Total stockholders' equity		1,029,809
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,245,886

See accompanying notes to consolidated statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

E.H. Smith Jacobs & Co., Inc. ("E.H. Smith Jacobs"), a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the NASDAQ Stock Market, NYSE Arca, Inc., the Financial Industry Regulatory Authority, Inc. ("FINRA"), and various exchanges, is engaged in the execution of stock transactions for its own account. E.H. Smith Jacobs owns all of the issued and outstanding equity interests of Christopher J. Forbes, LLC ("Christopher J. Forbes"). Christopher J. Forbes is a broker-dealer registered with the SEC and is a member of FINRA, NYSE Amex, and the New York Stock Exchange.

E.H. Smith Jacobs and Christopher J. Forbes employ traders whose compensation is based on a portion of the trading profits, net of related trade execution costs.

NOTE 2. MANAGEMENT'S PLANS

During the fiscal year ended September 30, 2010, E.H. Smith Jacobs and Christopher J. Forbes experienced significant trading losses. The losses occurred as management attempted to develop computerized programs that were intended to enhance its trading activities. The development of the computerized program was not successful. Management's plans in response to these events is to discontinue the development of the computerized programs noted above, to reduce operating expenses, and to limit the traders to those individuals who can demonstrate a profitable track record.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated statement of financial condition include the accounts of E.H. Smith Jacobs and its wholly owned subsidiary, Christopher J. Forbes (collectively the "Company"). All material intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include cash in bank accounts and deposits in money market accounts.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade-date basis. Commission income and expenses relating to customer transactions are recorded on a trade-date basis as securities transactions occur. Commission income represents the amounts received from the clearing broker for ticket charges, before charges from the clearing broker.

Securities owned are valued at fair value. Securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and or fair value is included in net trading gains in the consolidated statement of operations.

Fair Value Measurements

The Company follows generally accepted accounting principles ("GAAP") for financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated statement of financial condition. GAAP clarifies the definition of fair value and the methods used to measure fair value and expands disclosures about fair value measurements.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment
The Company records property and equipment at cost. Depreciation is computed over the estimated useful lives of the assets on a straight-line basis.

Use of Estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company utilizes an asset and liability approach to financial accounting and reporting for income taxes in accordance with GAAP. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company files its corporation income tax returns on an August 31 fiscal year-end. The Company has net operating loss carryforwards of approximately $2,036,000, which are available to reduce future taxable income. Such loss carryforwards expire as follows:

August 31		
2024	$	298,000
2027		409,000
2028		153,000
2030		1,176,000
	$	2,036,000

The net operating loss carryforwards give rise to a deferred tax asset of $814,000. However, the Company has determined that a valuation allowance of $814,000 against such deferred tax asset is necessary, as it is unlikely that the carryforwards will be utilized.

Uncertain Tax Positions
In accordance with GAAP, effective October 1, 2009, the Company prospectively adopted new accounting guidance related to uncertain tax positions. Under the new guidance, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders' equity. This accounting standard also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities.

NOTE 4. NET CAPITAL REQUIREMENTS OF E.H. SMITH JACOBS

As a registered broker-dealer, E.H. Smith Jacobs is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day. As of September 30, 2010, E.H. Smith Jacobs had net capital of approximately $755,000, which exceeded its requirement of $100,000 by approximately $655,000.

E.H. Smith Jacobs' regulatory net capital excludes the underlying net assets of Christopher J. Forbes. The following is a summary of certain information of Christopher J. Forbes as of September 30, 2010:

Total assets	$ 146,488
Members' equity	$ 145,997

The net capital of Christopher J. Forbes is not consolidated with that of E.H. Smith Jacobs.

NOTE 5. REIMBURSEMENT OF TRADING LOSSES

Generally, arrangements with traders include an understanding that the Company shall be reimbursed for trading losses. During the year ended September 30, 2010, the reimbursements for trading losses amounted to approximately $977,000.

NOTE 6. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at September 30, 2010:

Machinery and equipment	$ 11,586
Furniture and fixtures	111,389
Leasehold improvements	76,463
Computer equipment	244,606
	444,044
Less: accumulated depreciation	(387,463)
Property and equipment, net	$ 56,581

NOTE 7. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following as of September 30, 2010:

Deposits from traders	$ 18,482
Other accrued expenses	164,751
	$ 183,233

NOTE 8. LEASE COMMITMENTS

The Company leases office space under an operating lease expiring on April 30, 2012. The approximate future minimum annual lease payments are as follows:

Year ending December 31:	
2011	127,000
2012	74,000
Total	$ 201,000

NOTE 9. PENSION AND PROFIT SHARING PLAN

The Company, together with a related company, participates in a profit-sharing plan. Contributions to the plan are based on the wages of eligible employees up to $200,000. The plan is on a fiscal year, September 1 to August 31. Contributions to the plan are determined each year by the Board of Directors and may be up to 15% of eligible compensation.

NOTE 10. 401(k) PLAN

The Company adopted a 401(k) plan (the "Plan") which covers all full-time employees who are twenty-one years of age or older and have completed one year of service. Participants are permitted to make contributions of a set percentage of their annual gross salary. The amount deferred in any calendar year may not exceed the limits specified under Internal Revenue Code Section 401(k).

The Company may make matching contributions equal to the employee elective deferral contributions, up to a maximum of 4% of an employee's compensation.

NOTE 11. DERIVATIVE FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET RISK

During the year ended September 30, 2010, the Company's trading activities included equity and index options, both of which are forms of derivative financial instruments. These derivatives were used for trading purposes and for managing risk associated with the portfolio of investments. All positions are reported in the accompanying consolidated statement of financial condition at fair value.

Derivative financial instruments derive their value based upon an underlying asset, index or reference rate. These instruments are subject to various risks similar to nonderivative financial instruments, including market, credit, liquidity, and operational risks. The Company manages these risks associated with derivatives on an aggregate basis.

The Company is also subject to certain inherent risks from its trading activities of selling securities short. Subsequent market fluctuations of securities sold, not yet purchased may require purchasing the securities at higher prices.

NOTE 11. DERIVATIVE FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET RISK (CONTINUED)

The Company acts on behalf of its customers to arrange for the purchases and sales of securities. The Company is exposed to losses if such customers do not satisfy their responsibilities for these trades. The Company seeks to control these risks by monitoring the activities of these customers. Transactions for the Company's customers are generally cleared through and carried by a carrying broker-dealer on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying consolidated statement of financial condition.

The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of September 30, 2010, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations.

NOTE 12. CONCENTRATIONS OF CREDIT RISK

Cash equivalents, amounts due from clearing brokers, and securities positions all represent concentrations of credit risk. Management does not believe that the ultimate disposition of these items will result in any loss to the Company.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit-standing of each counterparty with which it conducts business.

The Company maintains cash in a bank account that, at times, may exceed federally insured limits.

NOTE 13. RELATED PARTY TRANSACTIONS

The Company has incurred floor brokerage and clearing expenses to a party related through common ownership. Included in "Accrued expenses and other liabilities" is an amount payable to the affiliate amounting to $26,000 at September 30, 2010.

An individual affiliated with the stockholders is indebted to the Company at September 30, 2010, in the amount of $238,425. The loan is non-interest bearing with no repayment terms. Stockholders' equity is reduced by this loan receivable.

NOTE 14. FAIR VALUE MEASUREMENTS

The accounting guidance relating to fair value measurements establishes a fair value hierarchy that prioritizes observable and nonobservable inputs used to measure fair value into three levels:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access. These investments are exchange-traded equity and over-the-counter securities.

Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently.

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions that market participants would use in pricing the investments.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of September 30, 2010:

	Level 1	Level 2	Level 3	Total
Assets:				
Corporate stocks	$ 13,765	$ -	$ -	$ 13,765
Options	7,350	-	-	7,350
Total securities owned	$ 21,115	$ -	$ -	$ 21,115
Liabilities:				
Securities sold not yet purchased - corporate stocks	$ 32,844	$ -	$ -	$ 32,844

The carrying amounts of cash and cash equivalents, loans and advances, and other receivables, other assets, and accounts payable and other liabilities approximate fair value based on their short term maturities.